Filed Pursuant to Rule 424(b)(3)

Registration No. 333-283492

Prospectus Supplement No. 1

(To Prospectus dated November 27, 2024)

CERO THERAPEUTICS HOLDINGS, INC.

210,000,000 Shares of Common Stock

This prospectus supplement no. 1 (this “Prospectus Supplement”) amends and supplements the prospectus dated November 27, 2024 (as may be supplemented or amended from time to time, the “Prospectus”) which forms part of our Registration Statement on Form S-1 (Registration Statement No. 333-283492). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in the attached Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Securities and Exchange Commission”) on December 31, 2024 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock and public warrants are listed on Nasdaq Global Market and Nasdaq Capital Market (collectively, “Nasdaq”) under the symbols “CERO” and “CEROW,” respectively. On December 31, 2024, the last quoted sale price of our common stock as reported on Nasdaq was $0.06 per share and the last quoted sale price of our public warrants as reported on Nasdaq was $0.0083 per warrant.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 2, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 23, 2024

CERO THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40877	87-1088814
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

201 Haskins Way, Suite 230, South San Francisco, CA	94080
(Address of principal executive offices)	(Zip Code)

(650) 407-2376

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CERO	NASDAQ Global Market
Warrants, each whole warrant exercisable for one share of common stock	CEROW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02 Unregistered Sales of Equity Securities

The information set forth under the section of Item 8.01 below titled “Warrant Issuances” is incorporated by reference herein.

Item 8.01 Other Events.

Registration Statements

On December 5, 2024, each of the Company’s registration statement (the “PIPE Registration Statement”) on Form S-1 (File No. 333-282755) relating to the resale of shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), issuable upon, among other things, conversion of shares of the Company’s outstanding Series A Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), and Series B Preferred Stock, par value $0.0001 per share (“Series B Preferred Stock”), including shares of Series A Preferred Stock issuable upon exercise of warrants to purchase shares of Series A Preferred Stock (“Preferred Warrants”) and the Company’s registration statement on Form S-1 (File No. 333-283492) relating to the resale of shares that the Company may require an investor to purchase pursuant to a committed equity financing facility (the “Equity Line”) were declared effective by the Securities and Exchange Commission.

Warrant Exercises

From December 6, 2024 through December 23, 2024, holders of Preferred Warrants exercised an aggregate of 962 Preferred Warrants for shares of Series A Preferred Stock with an aggregate stated value of $962,000, at an exercise price of $800 per share (the “Warrant Exercises”), reflecting the 20% original issue discount applicable to the issuance of shares of Series A Preferred Stock relative to the stated value thereof. The Company received an aggregate of $769,600 of cash proceeds from the Warrant Exercises. As the PIPE Registration Statement cured a triggering event under the terms of the Series A Preferred Stock pursuant to which the holders thereof have the right to convert their shares of Series A Preferred Stock through the alternate conversion procedures set forth in such terms until 20 trading days after such cure, the Series A Preferred Stock is convertible at a conversion rate equal to 125% of the stated value thereof divided by the alternate conversion price thereof, which fluctuates daily.

Preferred Stock Conversions

From December 6, 2024 through December 26, 2024, holders of shares of Series A Preferred Stock, including holders of shares issued pursuant to the Warrant Exercises, converted an aggregate of approximately 2,600 shares of Series A Preferred Stock and 213 shares of Series B Preferred Stock into an aggregate of approximately 68 million shares of Common Stock.

Warrant Issuances

On December 23, 2024, the Company issued warrants to purchase an aggregate of 8,405,942 shares of Common Stock, with an exercise price of $0.0561 per share, which was the closing price of the Common Stock on Nasdaq on December 20, 2024, to certain institutional investors as a condition to the Warrant Exercises thereby. Such shares were issued in reliance upon the exemption from registration set forth in Section 4(a)(2) of the Securities Act of 1933, as amended.

Equity Line Issuances

From December 6, 2024 through December 30, 2024, the Company has issued an aggregate of approximately 16 million shares of Common Stock pursuant to the Equity Line for cash proceeds of approximately $700 thousand.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 31, 2024	CERO THERAPEUTICS HOLDINGS, INC.

	By:	/s/ Chris Ehrlich
	Name:	Chris Ehrlich
	Title:	Chief Executive Officer

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